INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

October 4, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 11 of the Registration Statement on Form S-1
Filed September 24, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 3, 2024, with respect to (i) our Amendment No. 11 of the Registration Statement on Form S-1 filed on September 24, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 11 to Registration Statement on Form S-1 Filed September 24, 2024

Going Concern, page 2

1. Please update this section to reflect the most recent interim financial information contained in this filing. In this regard, we note that your total liabilities, net loss, working capital deficit and accumulated deficit have all increased. Additionally, please revise the Related Party Transactions section on page 3 and the going concern risk factor on page 7 based upon the most recent interim financial information.

Response:

The following language was inserted:

During the six months ended June 30, 2024, the Company incurred a net loss of $ $45,776 and used cash of $45,776 for operating activities. As of June 30, 2024, the Company had a working capital deficit of $79,251 and an accumulated deficit of $ 292,366.

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As of June 30, 2024, the Company borrowed a total of $69,417 from Small Cap Compliance, LLC to pay company debt which includes transfer agent fees, accounting fees, and general operating expenses. The advance is non-interest bearing and due on demand.

Subsequent to June 30, 2024, SCC advanced the Company $3,492 to pay for transfer agent fees, accounting fees, and general operating expenses. The advance is non-interest bearing and due on demand.

Our independent auditors have included an explanatory paragraph in their report on our financial statements for the six months ended June 30, 2024 and fiscal years ended December 31, 2023, and 2022 expressing doubt regarding our ability to continue as a going concern.

Exhibit 23.1

2.We note that the audit report date of September 24, 2024 on page F-2 does not match the audit report date referred to in the consent. Please file a new consent from your auditor that refers to the correct audit report date.

Response:

Updated consent letter has been filed as Exhibit 23.1.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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